Eaton Corporation
First Quarter 2013 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Three months ended March 31	Year ended December 31
(Millions of dollars)	2013	2012	2011	2010	2009	2008
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$400	$1,251	$1,553	$1,036	$303	$1,140
Adjustments
Income of equity investees	—	(2)	(2)	(14)	(6)	(11)
Distributed income of equity investees	70	19	3	15	9	1
Interest expensed	78	165	154	162	170	192
Amortization of debt issue costs	4	74	4	4	5	2
Estimated portion of rent expense representing interest	20	66	65	57	59	58
Amortization of capitalized interest	3	12	10	10	13	13
Adjusted income from continuing operations before income taxes	$575	$1,585	$1,787	$1,270	$553	$1,395
Fixed charges
Interest expensed	$78	$165	$154	$162	$170	$192
Interest capitalized	4	23	18	8	7	13
Amortization of debt issue costs	4	74	4	4	5	2
Estimated portion of rent expense representing interest	20	66	65	57	59	58
Total fixed charges	$106	$328	$241	$231	$241	$265

Ratio of earnings to fixed charges	5.42	4.83	7.41	5.50	2.29	5.26